Exhibit 99.2
IFRS INR Press Release

Infosys Technologies Announces Results for the Quarter and Year Ended March 31, 2011

Q4 revenues sequentially grew by 2.0%; FY11 revenues grew by 20.9%

Fiscal 2012 revenues expected to grow by 15.4% to 17.3% in rupee terms; to grow by 18.0% to 20.0% in US dollar terms

Bangalore, India – April 15, 2011

Highlights

Consolidated results under IFRS for the quarter ended March 31, 2011
  Revenues were 7,250 crore for the quarter ended March 31, 2011; QoQ growth was 2.0%; YoY growth was 22.0%
  Net profit after tax was 1,818 crore for the quarter ended March 31, 2011; QoQ growth was 2.1%; YoY growth was 17.1%*
  Earnings per Share (EPS) was 31.82 for the quarter ended March 31, 2011; QoQ growth was 2.2%; YoY growth was 17.1%*
  34 clients were added during the quarter by Infosys and its subsidiaries
  Gross addition of 8,930 employees (net addition of 3,041) for the quarter by Infosys and its subsidiaries
  1,30,820 employees as on March 31, 2011 for Infosys and its subsidiaries
  The Board of Directors recommended a final dividend of 20 per share for fiscal 2011.
* Excluding the income from the sale of our investment in OnMobile Systems, Inc. of 48 crore in fiscal 2010

“We expect the demand environment to be normal this year for the industry” said S. Gopalakrishnan, CEO and Managing Director. “We have created a structure with strong customer driven vertical focus and have enhanced our investment to take advantage of the opportunities we see in the market.”

Business outlook

The company’s outlook (consolidated) for the quarter ending June 30, 2011 and for the fiscal year ending March 31, 2012, under International Financial Reporting Standards (IFRS), is as follows:

Outlook under IFRS – consolidated**

Quarter ending June 30, 2011
  Revenues are expected to be in the range of 7,311 crore and 7,382 crore; YoY growth of 18.0% to 19.1%
  Earnings per share (EPS) is expected to be in the range of 27.59 and 28.02; YoY growth of 5.9% to 7.5%
Fiscal year ending March 31, 2012
  Revenues are expected to be in the range of 31,727 crore and 32,270 crore; YoY growth of 15.4% to 17.3%
  Earnings per share (EPS) is expected to be in the range of 126.05 and 128.21; YoY growth of 5.5% to 7.3%
** Conversion 1 US$ = 44.50

Outlook under IFRS - consolidated***

Quarter ending June 30, 2011
  Revenues are expected to be in the range of $1,643 million and $1,659 million; YoY growth of 21.0% to 22.2%
  Earnings per American Depositary Share (EPADS) is expected to be in the range of $0.62 and $0.63; YoY growth of 8.8% to 10.5%
Fiscal year ending March 31, 2012
  Revenues are expected to be in the range of $7.13 billion and $7.25 billion; YoY growth of 18.0% to 20.0%
  Earnings per American Depositary Share (EPADS) is expected to be in the range of $2.83 to $2.88;YoY growth of 8.0% to 10.0%
*** Exchange rates considered for major global currencies: AUD / USD – 1.03; GBP / USD – 1.61;  Euro / USD – 1.42

Awards and recognition

Infosys has consistently been honored by customers, industry bodies, media and other influenceThe following are some of the recognitions we have received over the last quarter:
  Infosys was voted the most admired Indian company by peers in Businessworld’s Most Respected Companies 2011 survey. We have achieved this distinction for 10 years in a row. We were also recognized as a leader in Business Today’s Best Companies to Work For.
  Infosys topped a poll on best practices in corporate governance by Indian companies conducted by Asiamoney. It also topped the rankings for Indian companies across categories of ‘disclosure and transparency, responsibilities of management and the Board of Directors, and shareholders' rights and equitable treatment'. The Asset Magazine awarded Infosys with The Asset Corporate Governance Platinum Award for overall financial performance, management acumen, corporate governance, social responsibility, environmental responsibility and investor relations in Asia in the technology sector.
  Infosys has been named a ‘Leader’ in The Forrester Wave™: Global IT Infrastructure Outsourcing, Q1 2011. According to the report, "Infosys offers strong consulting-led infrastructure transformation. It has diverse geographic client distribution across the globe, a robust partner ecosystem, and a stand-out story on innovation and continuous improvement. Infosys has very high scores for customer value proposition and vision as well as a solid road map for planned enhancements."
  FinacleTM from Infosys has been positioned in the ‘shortlist’ category by Ovum in its ‘Solution Guide to International Retail Banking Core Systems’ report. Referring to the shortlist category, the report states: “This category represents the leading solutions that we believe are worthy of a place on most technology selection shortlists. The vendor has established a commanding market position with a complete offering to address overall market requirements with strong technology capability”.
  Forrester Research, Inc. ranked FinacleTM from Infosys as a Global Challenger in the March 2011 ‘Global Banking Platform Deals 2010’ for almost doubling its new client’s success in calendar year 2010 compared to the previous year.
Expansion of services and significant projects

Infosys is focused on delivering measurable business value to clients - whether it be initiating transformational process changes or driving best-in-class efficiencies. Our innovative new products and services have been successfully adopted and implemented by our clients.

Transformation

Infosys has developed a world-class business consulting model to partner technology-led transformation in building tomorrow’s enterprise.

We continue to win transformation deals in retail. We partnered with a large US-based retailer on its mobile strategy and application development to complement its e-commerce offerings. We performed a security audit assessment and remediation of Sarbanes-Oxley based conflicts for a global food service retailer in its Oracle financial applications.

We built a case management system for a money transfer provider for its compliance and audit needs, helping the client better manage anti-money laundering, call center and fraud related cases. A leading asset manager chose us as its strategic delivery partner for a core investment systems reengineering that will lead to significantly higher flexibility in operations, access to richer information for decision making and lower operating costs. We helped a financial services company establish a single source record for customer relationship, integrating merchant customer information into its existing technology infrastructure.

For a transportation company we are delivering an end-to-end solution for global equipment management, helping the client save costs around leased equipment, demurrage and Maintenance Repair and Overhaul (MRO). A leading manufacturer of helicopters has partnered with us to transform business intelligence capabilities at the enterprise level to provide actionable information to make better decisions. We helped a large oilfield services company implement prebuilt inventory analysis covering manufacturing, finance and sales, thus reducing overall costs.

Operations

Our efficient operational services free up clients’ resources that can then be deployed to drive transformation and innovation initiatives.

A European aerospace manufacturer engaged us to deploy a Product Lifecycle Management (PLM) solution to be integrated with its enterprise systems and global supplier base for seamless collaboration as well as to deliver cost savings and productivity improvements. A major aerospace and defense corporation expanded its engagement with us to include a Human Resource Management (HRM) system upgrade on PeopleSoft.

One of the world’s largest independent automotive suppliers engaged us for a SAP template rollout at its India plants. A leading global automotive manufacturer partnered with us to provide PLM and engineering support services across various locations and thus reduce costs. A leading Asian automobile manufacturer signed us on to implement SalesForce.com for commercial credit functions. A leading industrial player in transport-related engineering has selected us to provide services for the support and maintenance of its business intelligence platform.

For a grocery chain in the US we undertook implementation of e-performance, talent acquisition and management, profile management and variable compensation modules of PeopleSoft Human Capital Management (HCM). A retail brand in the US engaged us to provide standardized reporting mechanism for its international business team. A large US-based retailer engaged us to better manage inventory and equipment by improving maintenance and uptime of its distribution management system.

We helped a global leader in environmental and industrial measurement to harmonize processes for finance, HR and supply chain management. A drilling and production operation provider selected us for product development, customization and testing of intelligent drilling software.

We continue to see strong demand for our cloud services from our clients. A leading financial services firm chose us as its exclusive partner to help define and implement a cloud-based strategy in order to lower total cost of operations and enable faster time to provision infrastructure assets. Infosys was also selected by a leading communication services provider to setup a private cloud to help better manage their network infrastructure.

Innovation

We continue being a co-creation partner of choice for our clients to capitalize on opportunities arising out of emerging business trends.

We helped a leading credit information services company in developing applications through which customers can register and order products from their mobiles. A large US-based retailer partnered with us to develop an in-store location awareness system that delivers targeted mobile coupons and alerts consumers, so as to increase sales.

We are helping a US-based consumer electronics leader mobile-enable its flagship web portal for multiple Android and iOS based mobile devices. A leading internet services company has engaged us to design, develop and deploy a solution that aggregates multiple content feeds and provides users with personalized news, lifestyle and entertainment and other information. A large manufacturer of navigation devices has selected us to develop the user interface for its next generation in-dashboard multimedia and navigation product.

A leading semiconductor chip maker selected Infosys for a strategic hardware engineering services engagement, covering verification, design automation and graphic design.

“We have realigned our strategic focus to enable our clients to build their enterprises of tomorrow” said S.D. Shibulal, Chief Operating Officer. “We continue to make investments towards strengthening our transformational, operational and innovation capabilities.”

Products and Platforms

FinacleTM

FinacleTM, our flagship offering for the banking industry, continued to grow its business with 18 client wins this quarter. FinacleTM delivered a strong growth of over 45% and continued to make rapid progress across regions with developed countries now making up more than 40% of its revenue. FinacleTM continued its commitment to innovation in FY11 - FinacleTM mobile banking - our next generation mobile solution and FinacleTM Analyz for analytics driven insights are enjoying good traction with global banks.

Supply Chain Visibility and Collaboration Product Suite

We recently launched an enhanced Supply Chain Visibility and Collaboration Product Suite. It provides ecosystem-wide visibility, contextual intelligence and facilitates a collaborative environment. The suite empowers managers with insights into key performance metrics and enables superior decision making across procurement, after sales services, inventory, logistics and the finance process of the supply chain.

Flypp™

In the past quarter, Flypp™, the Mobile Application Marketplace developed by us, entered a strategic relationship for reciprocal licensing and distribution of applications with Mobile Stream. This partnership enables Flypp™ to provide over 1,00,000 applications to telecom providers ensuring a fresh range of content for Flypp™ operator partners from Mobile Streams’ vast library, which includes content from some of the world’s leading brands and media companies.

iEngage™

Infosys iEngage™ digital consumer platform continued its strong momentum through the year. It is currently powering social media marketing, e-commerce and employee engagement programs for five global 500 companies.

New Engagement Models

Our New Engagement Model (NEM) strategy continues to drive key client engagements. A key component for our NEM strategy is to lead the market with products and business platforms that are focused on delivering measurable business impact. To drive our success, we are making targeted investments in Intellectual Property (IP) development, data centers, and managed services to ensure that we provide clients a one-stop solution through software as a service (SaaS) model.

Growth in New Markets

We continue to generate new clients and demonstrate strong traction in the new markets and geographies.

A leading telecommunications company has awarded us the entire scope of designing its complex products and services line in IT applications, providing process consulting which will result in cost savings and productivity efficiencies. A premier provider of voice and satellite services has engaged us to revamp its Internet Protocol Assurance platform. A government agency in Dubai has engaged Infosys for support and development of its strategic platform on a TIBCO product.

Infosys BPO

Infosys BPO addresses the challenges of tomorrow’s enterprise and unlocks business value by applying proven process methodologies, integrated IT and business process outsourcing solutions.

Infosys BPO re-engineered and transformed the business of a mailroom and marketing communications service provider. We standardized and optimized operating models that would help the client enhance their costs and speed to market.

Process innovation

During the fourth quarter, Infosys applied for 91 patent applications in India and the US. With this, Infosys has an aggregate of 357 patent applications (pending) in India and the US and has been granted 22 patents by the United States Patent and Trademark Office.

Liquidity

As on March 31, 2011, cash and cash equivalents, including investments in available-for-sale financial assets and certificates of deposits was 16,810 crore (15,819 crore as on March 31, 2010).

“We are seeing growth opportunities emerging in the market place” said V. Balakrishnan, Chief Financial Officer. “Our focus on high quality growth enables us to make the right investments to capture those opportunities.”

Human resources

During the quarter, Infosys and its subsidiaries added 8,930 employees (gross). The net addition during the quarter was 3,041.

“We have had a great year at Infosys. We recruited 43,000 people, had 1.6 million person days of training and have made 26,000 offers at campus for FY12” said T.V. Mohandas Pai, Member of the Board and Head – HRD and Education & Research. “Spark reached out to 1,87,000 students during the year and Campus-Connect touched 33,047 students. We have brought attrition down to normal levels and substantially improved our investments on people.”

Board of Directors

Appointment of Mr. Ravi Venkatesan

The Board of Directors today appointed Mr. Ravi Venkatesan as an Additional Director of the company, with immediate effect. He will hold office up to the date of the Annual General Meeting, when his appointment as a director will be placed for the approval of the shareholders.

Mr. Ravi Venkatesan was the Chairman of Microsoft India; under his leadership from 2004-2011, India became Microsoft’s second largest and one of its fastest growing geographies. Prior to joining Microsoft, Venkatesan worked for over 17 years with Cummins Inc, overseeing its transformation into the leading provider of power solutions and the largest manufacturer of automotive engines in the country.

Welcoming Ravi Venkatesan to the Board, N.R. Narayana Murthy, Chairman & Chief Mentor said, “Ravi Venkatesan is one of the best known leaders of corporate India. He brings enormous value with his vast experience in the software industry.”

Retirement of Mr. K. Dinesh

Mr. K. Dinesh, Member of the Board and Co-Founder of the Company, will retire by rotation at the Annual General Meeting of the Company to be held on June 11, 2011. Mr. K. Dinesh has expressed his intention not to seek re-appointment.

The Members of the Board placed on record their deep sense of appreciation for the services rendered by Mr. K. Dinesh during his tenure as the Member of the Board and Head of Quality, Information Systems and the Communication Design Group.

Mr. N R Narayana Murthy, Chairman and Chief Mentor said, “Mr. K. Dinesh has been one of the co-founders of the company. The company has turned to him whenever there were any complex projects to be undertaken. He has handled each of his responsibilities with extraordinary diligence, quality and professionalism. We wish him best of luck in his future endeavors”.

Resignation of Mr. T. V. Mohandas Pai

Mr. T. V. Mohandas Pai, has decided to relinquish the position of Member of the Board and has requested the Board to relieve him of the responsibilities after the company’s annual general meeting on June 11, 2011.

The Board of Directors considered and accepted the resignation of Mr. T. V. Mohandas Pai. The resignation is effective June 11, 2011, post the company’s annual general meeting.

The Members of the Board placed on record their deep sense of appreciation for the services rendered by Mr. T. V. Mohandas Pai during his tenure as the Member of the Board, Chief Financial Officer of the Company and then as the Director in-charge of the Human Resources Department.

Mr. N R Narayana Murthy, Chairman and Chief Mentor said “Mohan has been an early adopter and a keen anchor builder of Infosys. It is difficult to imagine Infosys without Mohan’s passion, commitment, joie-de-vivre and intellect. We all know that he is taking this painful decision, since he has much bigger projects in the horizon - nation building. The Board and every Infoscion thank Mr. Mohandas Pai for his wonderful contribution and wish him great success in his future endeavors.”

Board Meeting

The Board of Directors will meet on April 30, 2011 to finalize plans for the company’s leadership succession, post Mr. N. R. Narayana Murthy’s retirement as Chairman of the Board in August 2011.

About Infosys Technologies Ltd

Many of the world’s most successful organizations rely on the 1,30,820 people of Infosys to deliver measurable business value. Infosys provides business consulting, technology, engineering and outsourcing services to help clients in over 30 countries build tomorrow’s enterprise. For more information about Infosys (NASDAQ: INFY), visit www.infosys.com

Safe Harbor

Certain statements in this release concerning our future growth prospects are forward-looking statements, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal or expiration of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2010 and on Form 6-K for the quarters ended June 30, 2010, September 30, 2010 and December 31, 2010.These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company's filings with the Securities and Exchange Commission and our reports to shareholders. The company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the company

Contact

Investor Relations	Avishek Lath, India +91 (80) 4116 7744 Avishek_lath@infosys.com	Sandeep Mahindroo, USA +1 (646) 254 3133 sandeep_mahindroo@infosys.com

Media Relations	Sarah Vanita Gideon, India +91 (80) 4156 4998 Sarah_Gideon@infosys.com	Peter McLaughlin, USA +1 (213) 268 9363 Peter_McLaughlin@infosys.com

Audited Consolidated Financial Statements as of March 31, 2011

Infosys Technologies Limited and subsidiaries
		In crore
	2011	2010
ASSETS
Current assets
Cash and cash equivalents	16,666	12,111
Available-for-sale financial assets	21	2,518
Investment in certificates of deposit	123	1,190
Trade receivables	4,653	3,494
Unbilled revenue	1,243	841
Derivative financial instruments	66	95
Prepayments and other current assets	917	641
Total current assets	23,689	20,890
Non-current assets
Property, plant and equipment	4,844	4,439
Goodwill	825	829
Intangible assets	48	56
Available-for-sale financial assets	23	38
Deferred income tax assets	378	346
lIncome tax assets	993	667
Other non-current assets	463	347
Total non-current assets	7,574	6,722
lTotal assets	31,263	27,612
LIABILITIES AND EQUITY
Current liabilities
Trade payables	44	10
Current income tax liabilities	817	724
Client deposits	22	8
Unearned revenue	518	531
Employee benefit obligations	140	131
Provisions	88	82
Other current liabilities	2,012	1,707
Total current liabilities	3,641	3,193
Non-current liabilities
Deferred income tax liabilities	–	114
Employee benefit obligations	259	171
Other non-current liabilities	60	61
Total liabilities	3,960	3,539
Equity
Share capital- 5 ($0.16) par value 600,000,000 equity shares authorized, issued and outstanding 57,13,17,959 and 57,09,91,592, net of 28,33,600 treasury shares each as of March 31, 2011 and March 31, 2010, respectively	286	286
Share premium	3,082	3,047
Retained earnings	23,826	20,668
Other components of equity	109	72
Total equity attributable to equity holders of the company	27,303	24,073
Total liabilities and equity	31,263	27,612
NOTE: The audited Balance Sheet as at March 31, 2011 has been taken on record at the Board meeting held at Bangalore on April 15, 2011

Infosys Technologies Limited and subsidiaries

Audited Consolidated Statements of Comprehensive Income
In crore
	Three months ended March 31,		Year ended March 31,
	2011	2010	2011	2010
Revenues	7,250	5,944	27,501	22,742
Cost of sales	4,234	3,415	15,916	13,020
Gross profit	3,016	2,529	11,585	9,722
Operating expenses:
Selling and marketing expenses	400	333	1,512	1,184
Administrative expenses	514	407	1,971	1,628
Total operating expenses	914	740	3,483	2,812
Operating profit	2,102	1,789	8,102	6,910
Other income	415	252	1,211	990
Profit before income taxes	2,517	2,041	9,313	7,900
Income tax expense	699	441	2,490	1,681
Net profit	1,818	1,600	6,823	6,219
Other comprehensive income
Reversal of impairment loss on available-for-sale financial asset	–	9	–	9
Gain transferred to net profit on sale of available-for-sale financial asset	–	(5)	–	(5)
Fair value changes on available-for-sale financial asset, net of tax effect	(4)	26	(12)	26
Exchange differences on translating foreign operations	13	(16)	49	50
Total other comprehensive income	9	14	37	80
Total comprehensive income	1,827	1,614	6,860	6,299
Profit attributable to:
Owners of the company	1,818	1,600	6,823	6,219
Non-controlling interest	–	–	–	–
	1,818	1,600	6,823	6,219
Total comprehensive income attributable to:
Owners of the company	1,827	1,614	6,860	6,299
Non-controlling interest	–	–	–	–
	1,827	1,614	6,860	6,299
Earnings per equity share
Basic ()	31.82	28.02	119.45	109.02
Diluted ()	31.82	28.00	119.41	108.90
Weighted average equity shares used in computing earnings per equity share
Basic	57,13,05,965	57,08,42,313	57,11,80,050	57,04,75,923
Diluted	57,13,91,425	57,12,89,044	57,13,68,358	57,11,16,031

NOTE:
1.	The audited Profit & Loss Account for the quarter ended March 31, 2011 has been taken on record at the Board meeting held at Bangalore on April 15, 2011
2.	A Fact Sheet providing the operating metrics of the company can be downloaded from www.infosys.com